Adjustment / Amendment No. 1 to Management Agreement
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This Adjustment / Amendment No. 1 is made on this day of October 11, 2001 to the
MANAGEMENT AGREEMENT ("Agreement") dated March 1, 2001, by and between CENTURY CASINOS, INC., a Delaware corporation ("Company"), and FOCUS CASINO CONSULTING AG, a Swiss corporation ("Consultant").


Adjustment  /  Amendment  to  Article  5.3  (a)  (ii):
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The  Company  and Consultant hereby agree to delete the definition of "Change of
Control" as used in Article 5.3 (a) (ii) of the Agreement in its entirety and replace it with the following:

"Change of Control" as used herein shall mean: (a) any person or entity (not affiliated with the Consultant or Mr. Peter Hoetzinger) becoming the beneficial owner of a majority of the voting rights of the Company's then outstanding securities; (b) the triggering of the issuance of stock rights to Shareholders pursuant to the Company's Stock Rights Agreement, as amended from time to time;
(c) the replacement during any two calendar years of half or more of the existing Board of Directors of the Company; (d) the replacement, or rejection (i.e. through a proxy fight), of one or more person(s), nominated to be Director(s) by the Company's Board of Directors before any Change of Control;
(e) Mr. Erwin Haitzmann is no longer Chairman and Chief Executive Officer of the Company, unless because of his death or permanent disability; (f) holders of the Company's securities approve a merger, consolidation or liquidation of the Company."


Agreed  to  and  accepted  by:


CENTURY  CASINOS,  INC.,                    FOCUS  CASINO  CONSULTING  AG,
A  Delaware  corporation                    a  Swiss  corporation



By:  /s/Erwin Haitzmann                         By:   /s/Werner Stocker
     Chairman,  Compensation  Committee               Chairman  of  the  Board



By:  /s/Dinah Corbaci
     Member,  Compensation  Committee

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